

Mail Stop 4631

July 12, 2017

Via E-Mail
James A. Barnes
President and Chief Financial Officer
Wrap Technologies, Inc.
4620 Arville Street, Suite E
Las Vegas, Nevada 89103

> **Re: Wrap Technologies, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 22, 2017**
> **File No. 333-217340**

Dear Mr. Barnes:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2017 letter.

Cover page and Alternate cover page

1. Please revise to clarify whether you expect to have your shares quoted on one of the OTC Markets, such as OTCQX, OTCQB or OTCPink, as suggested on the primary offering cover page, or on FINRA's OTCBB, as suggested on the alternative cover page.

Capitalization and Financing, page 16

2. We note your filing is a best-efforts no minimum offering. Therefore, please revise your capitalization table so that it does not reflect the receipt or application of proceeds from this offering.

Alternate Prospectus

3. We note your response to comment seven of our letter dated June 14, 2017. However, we also note that the purpose of the acquisition of MegaWest, a company with no assets or operations, was to "establish Wrap as an independent publicly traded corporation with a diverse shareholder base." We also note disclosure that you expect to have 750 shareholders upon completion of the distribution, as compared to 14 holders of record as of June 20, 2017. We believe that given the stated purpose for the MegaWest acquisition and the relative numbers of shareholders of each company, this involves a primary distribution of Wrap's shares to the public, with the publicly held company, Petro River, and its shareholders acting as conduits in that distribution to the public. Accordingly, the registration statement should register the distribution to the public as a primary offering. It is not appropriate to register only the transaction to Petro River's existing shareholders. Please revise to include the information described in Item 507 of Regulation S-K and also identify Petro River's shareholders as underwriters. If you believe that the Item 507 of Regulation S-K information should not be provided on an individual basis and the identification of all of the shareholders receiving shares in the distribution is not material, please explain why. In this regard, you may wish to consider Regulation S-K Compliance and Disclosure Interpretations Question 240.01.

Legal Opinion, Exhibit 5.1

4. We note that the legal opinion states that the shares being registered to be distributed as a dividend "when issued and sold" will be duly authorized, validly issued and fully paid and non-assessable. Because the shares being registered to be distributed as a dividend are already outstanding, the legal opinion should state that such shares distributed as a dividend are currently legally issued, fully paid and non-assessable.

You may contact Mindy Hooker, Staff Accountant at (202) 551-3732 or, in her absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

CC: Via E-Mail
        Jessica Sudweeks, Esq.